Exhibit 99.24

Date: October 16, 2025	510 Burrard Street, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SANTACRUZ SILVER MINING LTD. (AMENDED – SEE THE HIGHLIGHTED)

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	October 15, 2025
Record Date for Voting (if applicable) :	October 15, 2025
Beneficial Ownership Determination Date :	October 15, 2025
Meeting Date :	November 20, 2025
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	80280U106	CA80280U1066

Sincerely,

Computershare

Agent for SANTACRUZ SILVER MINING LTD.